Filed by Informa PLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.
Commission File No.: 001-33472

The following are portions of Informa PLC's Annual Report and Accounts 2023, which was posted on its website on April 26, 2024.

Chair’s Introduction The last year has been an exciting time to be part of Informa. Informa entered 2023 well placed, thanks to the decisions and actions taken in previous years, and the progressive reopening of the world after the pandemic. Notably, the Board and leadership team had taken the decision to fully focus the business on Academic Markets and B2B Markets, divesting Informa’s Intelligence portfolio to enable the return of capital to shareholders and reinvest in growth initiatives for the benefit of all of Informa’s stakeholders. As a focused business with a clear growth strategy and strong balance sheet, facing into more normalised customer markets, Informa really fired on all cylinders during 2023; fantastic to see after the challenges the company had to manage in prior years. Specialisation and scale The underlying business performed strongly and consistently in all areas in 2023. We expanded further in geographic growth markets, with a particular highlight being our Tahaluf partnership business in Saudi Arabia. This is going from strength to strength as the Kingdom diversifies its industries and invests in bringing new jobs and international connections to the region: all goals that B2B events support well. As many readers will know, adding complementary businesses that operate in attractive specialist markets is an established part of Informa’s approach to growth and building scale, and this was a particular feature of 2023. Thanks to our strong financial position and the proceeds of 2022’s divestments, we took the opportunity to add scale in several specialist markets, welcoming excellent brands and talent in Aviation and Packaging from Tarsus, in Foodservice from Winsight, in Tech Research from Canalys, in Healthcare Tech from HIMSS, in Life Sciences from LSX and in Scientific and Medical Research from Future Science Group over the course of 2023. For several years, Informa has been building its position and capabilities in digital services that serve B2B customers. This accelerated during the pandemic, and when much business activity moved online, the company took the decision to invest in its first -party data platform IIRIS and in the specialist businesses NetLine and Industry Dive. 2024 began with an announcement that signifies the next step in Informa’s progress in B2B Digital Services: a proposed combination of the digital businesses in Informa Tech with US-listed TechTarget. This is subject to satisfying customary approvals and conditions, but is an exciting development that demonstrates Informa’s ambition and capacity for further scale and growth in the years to come. Investment and returns For a business like Informa, ongoing investment in brands, products and platforms is key to delivering a great experience and value for customers. This has been a focus under the 2021-2024 Growth Acceleration Plan – known as GAP 2 – which is the structured, six-part programme through which we are delivering our growth strategy. It will continue to be a focus in 2024 and beyond, including the further deployment of new technology and generative AI-based tools where they can improve customer experience or help the business and our experts be more efficient. We have also invested in accelerating shareholder returns to match the business’s accelerated performance and share a good balance of the benefits of growth with investors. Having restarted ordinary dividends in the middle of 2022, we have confirmed a dividend of 18p for 2023, a year-on-year increase of over 80%. The share buyback programme initiated in early 2022 was further extended in 2023, based on positive feedback from investors on this approach. Change and resilience When I look at the broader world, the landscape that businesses like Informa are operating in is varied and changeable. Sadly, there is conflict in some areas of individual countries, although thankfully this is not directly impacting Informa’s offices or operations. In some markets, inflation and cost of living pressures remain high, but in other markets, we are seeing good levels of growth, investment and innovation. This makes it as important as ever to stay close to what is happening in our markets and with customers, take an agile approach and keep focusing on the areas of greatest opportunity, all of which I know Informa colleagues do well. The company is well diversified by geography, customer market and product, and has a built-in level of resilience that comes from delivering on its purpose: providing must -have knowledge and connections that help specialist markets, and the customers operating in them, succeed. As an international company, we are also mindful of the different circumstances colleagues may face. Over the years Informa has invested in a strong range of support services available to anyone personally affected by developments in the wider world or closer to home. We continued to take a flexible approach to pay reviews during 2023, introducing more frequent reviews for colleagues based in higher-inflation countries to provide confidence and ensure fair financial support. Opportunity and thanks Informa is a very enjoyable company to be a part of and contribute to, and this is one of the most exciting periods in its development. The business is not only in a strong position today, consistently delivering on its commitments to shareholders, customers, partners and colleagues; it is also moving forward with pace, ambition and confidence. Thank you to the shareholders I have met over the last year at Informa’s AGM, the Chair’s annual roadshow or in other forums for the open exchange and the engaged and constructive support shown to the company and its leadership team. And thank you to all of the colleagues at Informa, whose enthusiasm, professionalism, talent and skill make it all possible. John Rishton Chair 7 March 2024 Growth & Opportunity Long-term success and Section 172 Informa’s Board is committed to performing all the duties set out in section 172 of the Companies Act 2006. These include promoting Informa’s success for the benefit of its members as a whole by considering the long -term consequences of decisions, the interests of colleagues, customers and partners and the impact of our operations on the community and environment. Full information on how we performed these duties can be found in the Board’s year (pages 96 to 101) and in our Section 172 Statement on page 102. John Rishton presents to shareholders at the 2023 Informa Annual General Meeting, with Group CEO Stephen A. Carter and Senior Independent Director Mary McDowell alongside him Annual Report and Accounts 2023 Strategic Report Gov Fin Inf 10 11

Group Chief Executive’s Review 2023 was a standout year for Informa by any measure. Our financial performance was strong; we invested in improving our products and serving customers in new ways; we added high-quality brands and businesses that have expanded our positions in the specialist markets we focus on; and our performance on sustainability and environmental, social and governance measures was again well recognised. As a point-in-time snapshot, it is positive and encouraging. For everything that went into creating such a strong and successful year, my deep thanks go to all Informa colleagues. But just as importantly, our 2023 performance reflects the outcomes of decisions and actions taken over the course of the last decade. Informa has progressively become a higher-quality and a higher-growth business, and we are confident that there are further opportunities ahead and more to come for our customers, partners, colleagues and shareholders. We have a clear strategy. Informa is a growth business, and creating accelerated growth through building scale in our chosen specialist markets has long been our focus. The pandemic interrupted and tested the Group, bringing significant disruption to some areas of our business for a prolonged time, as well as challenges to many of our personal and professional lives. But that period also enabled us to look again at the value of our first-party data, expand and invest in our digital services, be creative and flexible in how we serve customers, reassess the markets we were in and double down on the markets where we see the best long-term potential for growth and leadership. Informa also has a clear focus and operating model. After successfully divesting our Intelligence portfolio in 2022, we entered 2023 focused on Academic Markets, where we deliver specialist academic research, advanced learning and open research through Taylor & Francis, and B2B Markets, where we deliver live and on-demand events and digital services through Informa Markets, Informa Connect and Informa Tech. We are a leader in both areas, with the opportunity and the ambition to do more. Early in 2024, we have illustrated this ambition through our agreement to combine the digital businesses of Informa Tech with US-listed TechTarget, to build a leading platform in B2B Digital Services. The proposed combination will create a new TechTarget, listed on Nasdaq, in which Informa will have a 57% ownership position. This is of course subject to customary conditions and approvals, but it represents one of the further growth opportunities we see ahead and reflects the confidence and ambition with which we are entering 2024. Strong and performing businesses Each of our four divisions performed well in 2023 and has clear further growth opportunities ahead. In Academic Markets, Taylor & Francis delivered another year of consistent growth, with total revenues of £619m and underlying revenue growth of 3.0% (2022: 3.0%). Taylor & Francis has transformed since our first Growth Acceleration Plan (GAP 1) in 2014 and is a higher-quality business, a more digital business and, increasingly, a more customer-focused business, centred around researchers and knowledge makers. Over that time, we have consistently invested in platforms and technology that make research more discoverable and easier to apply, maximising its impact and value. We have progressively established a strong position in the growing area of open research too, adding businesses and expanding our capabilities. And in common with all parts of the Group, we have deliberately focused on specialist subject categories where output and demand for expert research are growing, such as in medicine and education. In 2023, pay-to-read subscriptions to research remained resilient, the volume of open research published continued to grow and our advanced learning business performed consistently, with ongoing investment into our digital books platform supporting customers’ continuing shift towards ebooks and other digital formats. We are well placed to step up further in 2024. Taylor & Francis has a clear focus on growth subject categories and offers a choice of publishing models to academic and research institutions, providing a flexible approach that can align to evolving views on funding and research access. These value-added features, combined with the underlying structural growth in higher education and research, mean we are targeting higher underlying revenue growth in 2024 of around 4%. Across our B2B Markets businesses, we delivered an aggregate underlying revenue growth of nearly 40% in 2023. This significant rate of growth reflects strong demand for our major brands as markets progressively reopened after the pandemic, coupled with the long-term decisions we have taken to operate in specialist markets that have good growth characteristics. At the start of the year, it was not clear when, or how quickly, Mainland China and Hong Kong would reopen for travel and live B2B events. That process began in around April and was felt most keenly in Informa Markets, as one of the largest operators of exhibitions in China. The pace at which live events restarted, and the strength of demand from businesses to get back to exhibiting and trading in person, underlines the unique value of what we offer, particularly in a world that is increasingly communicating and interacting online. Our performance prompted us to raise our revenue expectations and market guidance three times during 2023. Elsewhere in Informa Markets and in Informa Connect – our content-led live and on-demand B2B events business – part of our ongoing growth comes from our investment in improving the customer experience and expanding our range of services. This is helping to maintain and increase the benefits and value we deliver to customers, as we will come on to. Specialisation & Scale 30% Group underlying revenue growth in 2023 One of the exhibition halls at LEAP 2023, a global tech event held in Riyadh that brought together over 150,000 local and international tech professionals, start-ups, investors and innovators We are more confident than ever in our brands, businesses and the markets we have chosen to be in. Stephen A. Carter presenting a winner’s trophy on stage at the 2023 colleague Informa Awards Annual Report and Accounts 2023 Strategic Report Gov Fin Inf 12 13

Group Chief Executive’s Review continued As many shareholders will know, in late 2021, we took the decision to divest our Intelligence portfolio, and this too is a significant factor in the opportunities and choices we have today. We invested in our Intelligence businesses significantly during GAP 1, improving products and platforms, refocusing on customer benefits and service and successfully turning around performance from sharp decline to consistent growth. This created a high-performing, high-quality portfolio of businesses, but in 2021, we reached the conclusion that there were limited opportunities here to further scale our positions compared with Academic and B2B Markets. We completed the divestment of our Intelligence businesses during 2022, realising a gross value of almost £2.5bn, and have invested the proceeds in a range of ways that strengthen and expand our business and set us up for future growth. Growth through product and customer investment In the markets in which Informa operates, to stand still is to move backwards. Investing in our brands, products and platforms has been a consistent feature of the company over the last decade, to keep pace with market and technology developments and continue delivering benefits and value to our customers. These investments are also part of driving future growth. In Academic Markets, one of the areas we have focused on is making our production processes more efficient and effective through technology, particularly for open research. This helps us to better serve researchers by getting their work published more quickly and means we can accept higher volumes of submissions, expanding our specialist content and titles. As recent examples, in 2023 Taylor & Francis piloted technology that screens and identifies duplicate submissions more efficiently and accurately, helping maintain the integrity of the publishing process as we expand. We also introduced an article transfer service across a network of over 50 journals, helping researchers find the right journal for their work and maximising the original, peer-reviewed content we publish. In B2B Markets and since the return of live events after the pandemic, we have prioritised investments that enhance customers’ experience and maximise their return on investment. Technology, including existing and newer forms of AI, is creating new ways to extend the value customers get from the connections they make and knowledge they gain at and around live events. In Informa Tech too, we saw strong growth from our portfolio of technology-focused live and on-demand events and a good performance from our specialist research brand Omdia. The broader tech market was somewhat volatile in 2023. While we experienced some knock-on effects to budgets for the specialist B2B digital services Informa Tech delivers, we see significant long-term growth potential for data-driven products that enable tech vendors to identify and access active buyers. Our confidence, combined with supportive market conditions, opened up the opportunity to expand by joining forces with a US leader, TechTarget, which we look forward to progressing over the course of 2024. In this market and through this proposed combination, our goal is to serve B2B customers at scale digitally, as we already do in live and on-demand events. Read more in the conversation opposite. Across our B2B Markets businesses, we are also seeing – and starting to capture – additional growth opportunities through geographic expansion. Scale B2B live events can create considerable value for the countries and communities they are held in, by bringing business and trade to the area and supporting employment and economic activity in and around the event. We have a diversified international portfolio and see the potential to expand further in markets such as India, Thailand and the Middle East. Our Tahaluf partnership in Saudi Arabia is one such example. From a near standing start, Tahaluf now operates some of the region’s, and the world’s, largest events, including tech event LEAP, and we will be launching a number of other Informa brands in the Kingdom in 2024. Growth through business strength and performance In our B2B Markets businesses, we see a path to high-single-digit underlying revenue growth in 2024, outside of any effects from the proposed combination with TechTarget. This is real growth, and the strength and momentum of our underlying business put us in a great place for 2024, giving us both confidence and an increased ability to invest for further growth and opportunity. This is supported by a strong balance sheet, which is the result of consistent discipline in allocating capital and relentlessly prioritising cash conversion and cash generation. The dynamics of our business model – and, in particular, the forward commitments that companies make to exhibit at live events and pay for annual and multi-year research subscriptions – give us good visibility on revenue streams, which in turn helps us plan ahead and invest with confidence. 57% Shareholding in new TechTarget, subject to completion in 2024 AAA Informa’s ESG rating from MSCI Omdia’s VP of Sales Rikki Schmidle and Media & Entertainment Practice Lead Rob Gallagher sat down with Stephen A. Carter to talk about the proposed combination of Informa Tech’s digital businesses with TechTarget. Q. Stephen, what was the journey to this proposed combination? So why did we create Informa Tech in the first place? We did it because we believed there was a market, which today we’re calling the Digital Services market, providing a range of services to enterprise technology customers that you both know well: thought pieces, research, analytics, audience discovery, lead generation, buyer intent... Now back in the day, really, we were way bigger in the B2B events market than we were in anything else. But a few years on, we’ve added some other services, some other businesses, some other capabilities. And today, we combine those with TechTarget with an intention of creating a market-leading platform in that B2B Digital Services market. It’s taken us five or six years to get to this point, and it will create a leading business with a full suite of capabilities and a real potential to be the leading player. Q. You’ve mentioned our businesses have many complementary features. Can you say more about that? If you take the end-to-end process… you want to scope the market, we can do that. You want to research the market, you can do that. You’ve identified your product and you want to bring that product to life either through an analytical thought piece or a piece of custom content. This new company can do that. You want to reach your customers through direct marketing either webinars or video material. We can do that. They own BrightTALK. You need a digital media real estate which is focused on your end audience. This company will have probably a unique set of digital media real estate. You want to identify your buyers, you want to determine what the buyer intent is, how close they are to the decision making. From the beginning of the discovery point to the point of buyer contact, new TechTarget will have a full suite of products and services. Q. Can you say more about how we’ll be organised? We’re going to take the world-class enterprise technology event franchises back and stand them up alongside our other world-class content-led event franchises in Informa Connect. Everything else will be combined with the existing TechTarget business to create new TechTarget. I think for Omdia it will possibly be the biggest change, and I think the best change, because rather than being organised in a distributed way around end markets with multi functions, Omdia will be stood up as a standalone business. This conversation has been lightly condensed; watch it in full on our website. In conversation with Omdia Annual Report and Accounts 2023 Strategic Report Gov Fin Inf 14 15

The knowledge economy is in structural growth Funding models for research are evolving When businesses purchase products and choose suppliers, more of their research is now conducted online, before they make direct contact with a company about a solution. As a result, for vendors, online presence and digital brand awareness are critical, with more companies focusing spend on branded content services, thought leadership and whitepaper distribution, digital event participation and advertising on the most relevant platforms and media. When prospective buyers interact with these platforms, it generates valuable data which, when captured, enriched and analysed, provides sales teams with insight into who their customers are, what they are interested in and their intent to purchase, enabling them to better target active buyers well before they get in contact directly. In 2021, we created IIRIS, our first-party data engine, to capture, enrich and analyse customer data and interactions across our B2B brands and products. IIRIS has since grown to hold over 20 million data records and we have used it to enhance our products and marketing. We subsequently built out our lead generation and audience development services, particularly within Informa Tech and through acquiring NetLine and Industry Dive. Our position in this B2B Digital Services market will expand in 2024 under the proposed transaction with TechTarget. B2B buying behaviour has become more complex and more digital Four major growth trends in the knowledge and information economy are informing our strategy and capital allocation. Market trends $33bn Forecast size of the global exhibition industry in 2025 (Globex) £2.0bn Informa revenue from live and on-demand events in 2023 21% Growth in output from scientific publications between 2015 and 2019 (UNESCO) 14% Global researcher community growth between 2014 and 2018 (UNESCO) More of our professional lives is now spent online. Business and team meetings, research and learning are more likely to happen through digital platforms and channels. But as live experiences and opportunities to connect in person have become scarcer, they have also become more valuable. Live events provide opportunities to connect and build relationships with suppliers, partners and customers face to face and see complex products first hand – things that are now increasingly rare – and to do that at scale in one place. Live events must clearly add more value than digital formats however, and offer a good return for the time and money invested. We focus on specialist markets where supply chains are complex and fragmented, international suppliers are critical for success and new products benefit from being seen or tried first hand. We invest in building and maintaining leading scale events that are the key annual convening place for the specialist markets we serve. We also continuously develop our brands and products, including embedding digital features and technology that deliver additional customer value and a better experience before, during and after the event. Around the world, the thirst for knowledge continues to grow as people look to get smarter and better qualified. More are entering higher education and reaching graduate and postgraduate levels, where conducting original research and publishing peer-reviewed findings are important for gaining further qualifications and progressing a career in academic or commercial research. Growth is particularly apparent in emerging markets. Countries such as India and China are investing heavily in higher education as part of economic growth, and also in research and development activity, recognising the link between innovation and GDP. This is leading to consistent growth in original research, much of which requires independent verification, indexing and distribution. Taylor & Francis serves researchers around the world, supporting their careers, managing their work from submission through review and production to publication, dissemination and promotion, helping their research make an impact. To meet growing demand, we continue to invest in our operating capacity and capabilities so we can effectively review, accept, process, publish and optimise higher volumes of research on both traditional pay-to-read and newer pay-to-publish open research platforms. We are also strengthening our presence in key growth markets, including India and China, to partner more closely with their expanding communities of researchers, universities and research institutions. The last decade has seen a gradual transition in the way academic research is published and shared. Traditionally, researchers and their institutions and libraries have supported peer-reviewed research by paying for subscriptions to read content. Now, there is a mix of models in research publishing, with growing volumes of pay-to-publish research, where publication is funded upfront and research is made available to all on an open access basis, maximising its reach and impact. Taylor & Francis has long taken a flexible approach, supporting customers to publish in a way that works for their funding model and community. Alongside the ongoing expansion of open research platforms and journals, we provide additional options for authors and institutions through transformative agreements. These are individually tailored to individual institutional libraries or via consortia to support a stable and sustainable transition from content funded primarily by subscriptions, to a more varied model that includes pay-to-publish research and, if desired, to a fully open access model in the future, without impacting the quality or reach of published research across subjects. 1. 2. 3. 4. In a more digital world, the value of live is higher than ever Annual Report and Accounts 2023 Strategic Report Gov Fin Inf 18 19

informa Annual Report and Accounts 2023
Strategic Report Gov Fin Inf

## Group strategy


THA

Informa's strategy is to create **accelerated growth** by building **scale** in **specialist markets** and increasing the pace of **digitisation** throughout our business

20

Between 2021 and 2024 we are delivering this strategy through the Growth Acceleration Plan 2, known as GAP 2.

| | | 2023 achievements | Future focus |
|---|---|---|---|
| 1 Portfolio focus | **Focus on Academic Markets and B2B Markets, where we have leadership positions and the best opportunities for future growth** | After successfully divesting Informa Intelligence in 2022, the full focus of our strategy and investment is on growth in Academic and B2B Markets, which included strong organic growth and several acquisitions in 2023 | To continue to build scale within the specialist markets and subject categories we are focused on in our Academic and B2B Markets businesses |
| 2 Digital and data | **Accelerate the expansion of our digital services, supported by the smarter use of data** | We grew our consented B2B first-party data records to 20 million and launched a range of new digital services, including buyer intent platform Intentive | To further scale our IIRIS first-party data platform and to expand our position in B2B Digital Services through the proposed creation of new TechTarget |
| 3 Leadership and talent | **Grow our talent and further develop our leaders and colleagues, making Informa a great place to join and to stay** | We further invested in life at Informa, introducing new benefits and expanding our colleague onboarding programme globally | We are implementing a new internal mobility programme and launching an initiative dedicated to supporting women in senior leadership |
| 4 Investment | **Invest up to a further £150m in projects that accelerate digitisation and bring us closer to customers** | Several more digital and data-driven products funded by GAP 2 went live in 2023 with positive customer feedback, including Beacon Discovery and partneringONE plus | To keep focused on delivering returns and customer benefits from investments to date, while maintaining ongoing investment in products and platforms |
| 5 Accelerating returns | **Share the benefits of accelerated growth and value creation with shareholders** | Ordinary dividends increased by over 80% and our share buyback programme was further extended to £1,150m, with £1,060m completed by the end of 2023 | To complete the current share buyback programme and continue to deliver progressive dividends, considering additional returns should the Group have excess capital |
| 6 Embedding sustainability | **Accelerate our sustainability performance through the FasterForward programme and embed sustainable practices into all parts of our business** | We achieved an AAA MSCI ESG rating – the highest possible – and maintained our position in the DJSI World Index. The Sustainable Event Fundamentals expanded to almost 380 events and the events industry piloted Better Stands | To further expand Fundamentals participation and accreditation and maintain progress with all elements of FasterForward, integrating newly acquired businesses into our programmes |

21

70% 15% North America Continental Europe UK 6% China 1% Middle East 5% Rest of the world 3% Business Review continued Informa Connect will operate in six growth markets: Biotech & Life Sciences, Finance, Foodservice, Anti-Ageing & Aesthetics, Lifestyle and Technology, following the proposed combination of Informa Tech’s digital businesses with TechTarget. Within these markets, we own and operate long-established, marquee brands such as BIO-Europe, SuperReturn, the National Restaurant Association Show and AMWC. These brands deliver highly respected, must-attend live events and experiences. These are the places where people can meet key industry players, learn about the latest developments, build on existing relationships, and establish new connections with customers, suppliers and peers. Over recent years we have developed Streamly an on-demand, digital library of high-quality business video content, delivered by experts speaking at our events and elsewhere. This allows event attendees to access content they may have missed, while also reaching new customers who are interested in the content but did not attend the live event. Audience data from Streamly is collected, collated and managed through our centralised customer data platform, IIRIS. This provides audience insights, enabling us to develop the product to meet customer needs, enhance the value to attendees and market our brands in a more targeted way. It also allows us to provide our events partners and sponsors with rich data and knowledge of the audience through Lead Insights reports. These reports provide a summary of who engaged with brands through speaker sessions, individual conversations and online interactions. The 2023 edition saw record attendance, over 75% higher than the 2019 event, underlining the strength of the brand and the significant role it plays for its community. The addition of Winsight, a US-focused B2B business, brought a portfolio of B2B events, data and media for the Foodservice market. This significantly expands our position in this attractive growth market, where we already own brands such as Catersource. Winsight’s flagship event, the National Restaurant Association Show, is a Top 20 TSNN event, attracting more than 50,000 participants each year. Similarly, the addition of Tarsus added further scale to our Anti-Ageing & Aesthetics portfolio that complements our position in this market through brands like AMWC. In 2023, around 30% of Tarsus’ revenue was added to Informa Connect, with the remainder added to Informa Markets. Across our portfolio of brands, we are increasingly embedding technology to improve the customer experience and deliver more value both within the live experience and pre/post event, as shown on pages 46 and 47. Our events use the ConnectMe app that incorporates a range of tools to help deepen engagement and enhance our data collection capability. Data collected at events fuels the Lead Insights reports which have become very popular with sponsors as we have deepened the insights they provide, creating an end-to-end platform for scoring, qualifying and activating leads. Within our portfolio we also have a range of subscription-based, specialist data and intelligence businesses, including Curinos, IGM and Zephyr. These deliver predictable and growing revenue by helping customers to better understand their markets, assess the competition and price their products optimally to deliver growth. These brands also provide cross-marketing opportunities with events in our portfolio. 2023 performance review Informa Connect continued to expand in 2023 through strong underlying growth, the additions of Tarsus and Winsight and the internal transfer of the content-led Anti-Ageing & Aesthetics portfolio from Informa Markets. The transformation of the business over the last decade has seen it diversify its revenues away from small conferences to large-scale branded events and subscription-based content and data products. This shift in portfolio focus and quality delivered strong underlying revenue growth of 14% in 2023 (2022: 45%), with events revenue growing 27% year-on-year and subscriptions growing around 7% on an underlying basis, reflecting strong performances across all its markets. Finance remains our largest portfolio and SuperReturn International its largest individual brand. It serves the private equity community, bringing together over 5,000 decision makers from over 70 countries annually. Informa Connect delivers content-led live and on-demand events and experiences and specialist digital content that connect audiences and help professionals to know more, do more and be more. Revenue £581m 2022: £415m Outlook and opportunities 2023 was a standout year for Informa Connect, delivering strong underlying growth and further expansion. With the pandemic firmly in the past, and with an expanded portfolio of high-value events and digital services, Informa Connect is well placed to continue to grow strongly in 2024. We are targeting annualised revenues in excess of $1bn. We welcomed more than 450 colleagues from Tarsus, Winsight and LSX into Informa Connect last year. A key task in 2024 will be to make sure these brands and colleagues are fully embedded into the business and reaping the benefits of being part of a scale international group. This will include the adoption of IIRIS by these events, which will provide additional insights into our customers that can be used to further improve the event experience and value to customers. As we look beyond 2024, we are excited at the opportunities for Informa Connect in live and on-demand events and connected digital and data products. The power of AI should also provide real benefits to such a content-led business, whether by improving events delivery through optimised layouts and traffic flow, creating personalised experiences for participants or enabling automated content generation. There is lots of exciting potential. Annual Report and Accounts 2023 Strategic Report Gov Fin Inf 44 45

North 69% America Continental Europe 4% UK 7% China 3% Middle East 7% Rest of the world 10% Business Review continued Informa Tech is our B2B business exclusively focused on the Technology market, helping businesses and professionals connect, learn, make better decisions and drive revenue. The business is international in scope and reach but with its heart in the vibrant US market, home to many of our customers and much of the business activity. We have depth in a range of Technology segments, with particular strength in cyber security, gaming and enterprise IT. We own and operate major event brands, such as Black Hat, LEAP, AfricaCom and Game Developer Conference, which act as convening destinations for their industries, bringing together respected voices that guide and support future growth and innovation. Our events are where specialists in their market come together, exchange knowledge, discover trends, forge partnerships, finalise sales, gain accreditation and hear the latest thought leadership perspectives. Firms often use an event as a pivotal moment in their own calendars to make major announcements and promote new product launches. Through our research brands Omdia and, more recently, Canalys we bring together deep industry knowledge and experience. Our expert analysts and editors provide customers with actionable insights and intelligence that help companies quantify risks, identify opportunities and plan. Our research brands are complemented by a range of specialist digital content and media brands, including Light Reading, Information Week, AI Business and Industry Dive, which provide a range of high-quality targeted news, product features, reviews and insights. Our flagship cyber security event, Black Hat, which runs in August in Las Vegas each year, also saw strong growth. Exhibitor numbers were over 30% higher than in 2019, underlining the enduring strength of the brand. The growth potential and strategic importance of the cyber market led to the launch of Black Hat Middle East in Riyadh later in the year, another key launch brand for our Tahaluf partnership in the region. Omdia, our specialist technology research business, delivered steady growth through the year, with some impact of the slowdown in technology investment evident in custom research commitments. In September we expanded our research reach into the Channel and Mobility sectors through the addition of Canalys. Our specialist media and demand generation businesses felt the greatest impact of the broader Technology market slowdown, as marketing campaigns were paused and commitments reduced, although the strength of our brands meant we outperformed wider trends. We used the subdued market conditions to invest further in our brands and expand our reach. Industry Dive launched eight new Dives during the year, ranging from Hotel Dive to Fashion Dive and Packaging Dive, leveraging IIRIS first-party data to accelerate the pace and effectiveness of the rollout. At NetLine, we launched Intentive, a new buyer intent platform, which uses data from IIRIS to provide real-time B2B insights to marketers. The content we produce attracts specialist audiences, who register their details to gain access and simultaneously provide permission for us to track their activity online. These generate valuable first-party data and insights that help us understand which customers are interested in certain product categories at any moment in time. These buyer intent signals provide technology vendors with valuable intelligence on where to focus their sales outreach and marketing activity, identifying a set of highly qualified sales leads. 2023 performance review In 2023, live and on-demand events represented just under half of Informa Tech’s business. As we saw elsewhere in our portfolio, this area performed strongly as markets reopened post pandemic. This provided a good counterbalance to volatility in the broader Technology market, where higher interest rates saw technology investment slow. This impacted the growth in our research business, Omdia, and more significantly in our media and demand generation businesses. Overall, Informa Tech produced a good outcome in the year, with underlying revenue growth of 5.6% (2022: 43%). In live events, a major highlight was LEAP in Riyadh. In only its second year, it attracted almost 900 exhibitors and around 100,000 attendees, making it one of the leading events in the Technology calendar globally. Focused on the tech industry, we provide B2B data and market access to customers through live and on-  demand events, specialist research, specialist media brands, digital demand generation and buyer intent. Revenue £397m 2022: £321m Outlook and opportunities Early in 2024 we made a significant announcement in relation to Informa Tech, confirming an agreement to combine Informa Tech’s digital businesses with US-listed TechTarget, creating a new TechTarget. This is subject to satisfying customary approvals and conditions, but is an exciting development that will create a leading platform for B2B data and market access and will enable B2B buyers and sellers to meet digitally at scale, in the same way they do in person at our live events. TechTarget’s and Informa Tech’s products are highly complementary. The expanded research teams and portfolio of more than 220 specialist media brands will become a go-to source for data, insights, features and reviews. This will generate valuable first-party data at scale, expanding the growth opportunity in demand generation and buyer intent. New TechTarget will be listed in the US, where the majority of the market, the customers and the value are located. The combined business will be led by the current Informa Tech CEO, Gary Nugent. Informa Tech’s content-led event brands will continue to deliver world-class experiences to business tech communities through their new home within Informa Connect. Annual Report and Accounts 2023 Strategic Report Gov Fin Inf 48 49

Principal risks and uncertainties continued People Owner: Group Chief Operating Officer Risk appetite: Risk averse Latest movement: Decreased Major incidents – such as those caused by extreme weather, natural disasters, military action, terrorism, or major disease outbreaks such as pandemics – can affect our colleagues and customers, and disrupt our operations and events. Responding inadequately to a major incident can exacerbate or worsen the issue, affecting colleague and customer health and safety and our reputation, and potentially lead to criminal and civil investigations. 11 Inadequate response to major incidents Culture Owner: Group General Counsel and Company Secretary Risk appetite: Risk averse Latest movement: Decreased Colleagues and business partners who work with or on behalf of us are expected to comply with applicable laws and regulations. If we fail to comply, we could face fines or imprisonment, damage our reputation and be unable to trade in some countries. 12 Inadequate regulatory compliance Viability statement • Balance sheet: We take a disciplined approach to maintaining balance sheet strength, with a view to retaining our investment grade rating with the credit agencies • Principal risks and risk management: Our process to identify, monitor, manage and mitigate risk continues to be effective • Proposed combination with TechTarget: The proposed combination of Informa Tech’s digital businesses with TechTarget is subject to approval by TechTarget’s shareholders and other customary conditions, but we have included it in the viability and going concern assessments as completion would reduce the Group’s financial headroom How we assess viability The Directors consider Informa’s trading prospects, liquidity and the potential impacts of risk over a three-year period. We believe this is an appropriate timeframe because it is consistent with our visibility of market trends and the nature of Informa’s business, and assessments beyond three years are subject to uncertainty that increases further out in time. The Group is considered viable if, after this assessment, financing facilities allow for sufficient cash liquidity to fund operations and repay or refinance debts as they fall due. How we assess long-term prospects We use the annual business planning and strategy process to assess our outlook by division and consider the company’s prospects more broadly. Each division creates a three-year business plan that sets out a clear ambition, specific business objectives and what is required to achieve those. Plans incorporate an assessment of external factors – such as competition, market trends and risks – and internal factors – such as talent, product development and technology capabilities. The plans include detailed financial forecasts and clear explanations of key assumptions and risks. The consolidated divisional plans are reviewed by the Group Chief Executive, Group Finance Director, Group Chief Operating Officer and Director of Strategy and Business Planning. They are presented to the Board at the annual Board strategy meeting for review, constructive challenge and input. Plans are subsequently updated through the year at key dates and for significant events. Divisional financial forecasts are used to evaluate the Group’s funding requirements and assess the resources and liquidity available for reinvestment and for shareholder returns. The forecasts are also used for the annual impairment review. When assessing the company’s prospects more broadly in 2023, we considered the following: • Performance and position: The company is performing well on financial measures. Our revenue is diversified by market, location, customer and product type. We have strong brands and market positions. Long-term market trends support the company’s position and strategy • Strategy and business model: We have a clear strategy and programme to target growth opportunities, with the ability to invest. We are flexible in how we serve customers. We have a flexible cost structure Assessing long-term prospects and viability Informa’s Directors undertake a formal and structured assessment of the company’s long-term prospects and its viability over a three-year period, and continue to have confidence in Informa’s business model, long-term prospects and viability. How we manage it • Most of the time, businesses cannot control the cause of major incidents. So, we focus on making sure our response to any incidents is effective and any impacts are minimised • We have recent management experience of managing the impacts of the pandemic. As an outcome, we established regional crisis response hubs which mobilise in the event of a major incident and co-ordinate our response. They receive annual training and follow documented processes created to help us respond more quickly and effectively. We also have a crisis council that would convene in severe circumstances and similarly follow documented processes • Our central Health, Safety and Security team provides expertise on incident management and supports colleagues and directly affected stakeholders in an emergency. A cross-company business resilience council contributes to assessing and managing this risk too • Each division considers known extreme weather patterns when planning event schedules. Terrorism threats and potential unrest or protests are also considered, and we conduct enhanced security risk assessments to protect our people and operations in higher-risk locations • Each of our events, whether live or on-demand, has an incident response plan specific to its location, format and the operational colleagues who attend our events • Most recently, we entered a new partnership that provides us with a virtual security operations centre. This centre and service advises us on risks in key locations in real time and is available to colleagues when they travel for business, if they require health or security advice or support How we manage it • Our commitment to ethical and lawful behaviour and our expectations of others are clearly articulated in our Code of Conduct, Business Partner Code of Conduct and policies, and in our guiding principles • We run a comprehensive compliance programme to help us meet our obligations under material legislation. It includes the use of detailed risk assessments, training and communications. It incorporates anti-bribery and sanctions programmes that include internal controls, risk-based screening and monitoring of vendors, sales agents and customers. The programme is monitored to make sure we are continually improving our processes • We train all our colleagues on the Code of Conduct and key policies, and they are required to accept role-relevant policies • We maintain a Speak Up whistleblowing facility. This enables anyone to raise a concern about actions that go against our policies or the law, and it is one of the key ways we can remedy any issues of non-compliance in our business. Retaliation for raising genuine concerns is not tolerated. In 2023, we took several steps to increase awareness of our Speak Up facility and expand colleagues’ confidence in using it, which included new training and expanded communications • All reports of potential breaches of our Code of Conduct and policies are investigated promptly and actions taken to remedy substantiated breaches or implement key learnings • We further strengthened our sanctions controls in 2023, including through technical and process improvements in our finance centres and upstream systems Annual Report and Accounts 2023 Strategic Report Gov Fin Inf 66 67

The potential financial impact of these risks is also modelled as a single scenario to understand their combined financial impact. To assess the Group’s liquidity, we assumed that existing debt facilities are refinanced upon maturity during the forecast period. Factors considered in 2023 assessment were: • As of 29 February 2024, the Group has a strong liquidity position, with around £0.4bn of cash, £1.1bn of undrawn committed credit facilities and no financial covenants on Group borrowings • EMTN debts maturing in October 2025 (€700m), July 2026 (£450m) and the unutilised revolving credit facility maturing in February 2026 (£1,050m) are assumed to be refinanced with the same amounts borrowed at around 6% interest payable in the base case and downside scenarios • The Group is a well-established borrower with an investment grade credit rating recently reaffirmed from Fitch, Moody’s and S&P, which provides the Directors with confidence that the Group could further increase liquidity by raising additional debt finance if needed The Group remained viable including when modelling the three largest principal risks together, without any cost mitigations being modelled. 2023 viability assessment To assess the impact of risk, we consider severe but plausible scenarios where each principal risk might occur or crystallise. If the potential financial impact is over 5% of average EBITDA over the three-year period, the principal risk is modelled against the Group’s financial plan to test whether it would adversely impact the Group’s viability on a standalone basis. As shown below, three principal risks were modelled for the 2023 viability assessment: • Economic instability: B2B live and on-demand revenues and revenue growth in our Academic Markets business grow at a lower rate than forecast, despite ongoing investments • Market risk: Existing and new digital products do not grow as quickly as forecast • Inadequate response to a major incident: A major external incident happens that affects our ability to trade live face-to-face events: for example, the emergence of a new pandemic forcing global lockdowns Market trends, peers, customers Multi-year divisional strategic plans created Multi-risk Group strategy plan Three-year business plan From which three-year business plans are formed by divisions Group viable if sufficient liquidity headroom maintained Plan tested against the three principal risks where, in severe but plausible scenario, impact of the risk valued at over 5% average EBITDA Capabilities, people, products, platforms Risk and sustainability Current portfolio Ambition Tested against economic instability Tested against economic instability, market risk and inadequate response to major incidents simultaneously Outcomes assessed against liquidity headroom Tested against market risk Tested against inadequate response to major incidents Viability statement continued Directors’ viability statement The Directors have concluded that it is unlikely, but not impossible, that a single risk could test the future viability of the Group. Subject to these risks and on the basis of the analysis undertaken, however, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due, over a period of three years to 31 December 2026. 2023 going concern assessment To complete the going concern assessment the Directors have modelled a base case with sensitivities and a reverse stress test for the period to June 2025. In modelling the base case, the Directors have assumed Group financial performance consistent with the guidance given for 2024, followed by similar growth in the first half of 2025. Under the financial plan, including the proposed combination of Informa Tech’s digital businesses with TechTarget, the Group maintains liquidity headroom of more than £1.1bn. To consider a downside scenario, the Directors separately and in aggregate applied the three scenarios used in the viability modelling to the financial plan. In each case, the Group maintains liquidity headroom of more than £0.7bn. The reverse stress test shows that the Group can afford to lose 54% of its revenue from 1 April 2024 to the end of June 2025 and maintain positive liquidity headroom. This extremely remote scenario assumes no indirect cost savings and customer receipts are refunded with no further receipts collected in the period. Based on the scenarios modelled the Directors believe that the Group has adequate resources to continue in operation for at least 12 months from the signing date of this Annual Report and Accounts, and therefore consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements. Annual Report and Accounts 2023 Strategic Report Gov Fin Inf 68 69

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In August, we acquired the HIMSS Global Health Conference & Exhibition, a leading international trade show for Healthcare Technology and information management systems and a TSNN Top 30 Trade Show brand in North America. In September, we completed the addition of Canalys, a specialist Tech research business which complements our existing Omdia business, extending our expertise into the valuable Channel segment of the market.

In total, in 2023 we invested over £1.2bn in targeted expansion, at an average EV/EBITDA multiple of around 9x post synergies, adding businesses that are expected to generate over £300m of annualised revenues in 2024.

Looking forward, our approach to capital allocation will remain disciplined, with a view to retaining our investment grade rating with the credit agencies.

We will look to maintain efficient levels of leverage, within the range of 1.5x to 2.5x while delivering progressive dividends and continuing to pursue attractive, targeted inorganic opportunities should they be available. Share buybacks remain an option if the Group finds itself with excess capital that can be returned to shareholders.

For 2024 we have a base-level commitment of a further £250m of share buybacks in addition to those already completed, with potential to increase if suitable inorganic opportunities do not materialise.

Demonstrating our balance sheet capacity, in January 2024, we announced an expansion in B2B Digital Services through an agreement to combine Informa Tech's digital businesses with US-listed TechTarget, creating a leading platform in B2B Data and Market Access.

## Growth and momentum into 2024

We look forward to 2024 with optimism and confidence. For the first time in five years, all our markets are fully open and operating normally, each with structural tailwinds. The thirst for knowledge and need for independent verification and authentication that deliver trust and reputation are underpinning Academic Markets. And the inexorable drive to digitisation in everything we do is putting greater value on in-person interactions with customers and colleagues, making our B2B Markets products more important than ever. These underlying market trends are being augmented by our own efforts to use technology and data to improve and add products, increasing the value, utility and overall experience for customers.

Our business is well placed both geographically and by customer market. We deliberately built our portfolio around growth economies in North America, Asia and the Middle East and our strong positions in these markets are reaping the benefits of above-trend growth in these regions. Our customer markets are also focused on sectors with strong growth dynamics, where there are high levels of innovation, international reach, and fragmented supply chains such as in Pharma, Healthcare, Technology, Health & Nutrition, Beauty and Aviation.

One of the hallmarks of our business is the forward revenue visibility we have through subscriptions and forward commitments from exhibitors and sponsors at our events. At the end of February 2024, we had visibility on more than £1.5bn of revenues for the year.

The underlying growth in our markets, the strength of our brands and strong forward visibility give us confidence of another year of strong growth in 2024. We are targeting high-single-digit underlying revenue growth and reported revenues of between £3,450m and £3,500m. These are expected to translate to adjusted operating profit of between £950m and £970m (excluding any effect of the proposed combination with TechTarget and a GBP/USD exchange rate of $1.25), including a further increase in operating margin towards 28%.

This will be another strong step forward for the Group, taking us above pre-pandemic levels of operating profit, even without the Informa Intelligence businesses we divested in 2022.

We look forward to updating shareholders on our progress towards these targets through the year and reporting on our achievements in next year's Annual Report.

I would like to close by putting on record my thanks to all colleagues for their work in 2023, with particular thanks to the finance community for everything they delivered.

**Gareth Wright**
Group Finance Director

## Income Statement

Informa delivered a strong set of results for the year ended 31 December 2023, including over 30% underlying revenue growth and circa 60% underlying adjusted operating profit growth. This reflected strong trading performances in both B2B Markets (Informa Markets, Informa Connect and Informa Tech) and Academic Markets (Taylor & Francis) buoyed by the full return of live events around the world, further international expansion and the continuing benefits of our GAP 2 strategy.

| | Adjusted results 2023 £m | Adjusting items 2023 £m | Statutory results 2023 £m | Adjusted results 2022 £m | Adjusting items 2022 £m | Statutory results 2022 £m |
|---|---|---|---|---|---|---|
| **Continuing operations** | | | | | | |
| Revenue | 3,189.6 | – | 3,189.6 | 2,262.4 | – | 2,262.4 |
| **Operating profit/(loss)** | 853.8 | (346.0) | 507.8 | 496.3 | (312.2) | 184.1 |
| Fair value gain/(loss) on investments | – | 1.3 | 1.3 | – | (0.9) | (0.9) |
| Profit on disposal of subsidiaries and operations | – | 3.0 | 3.0 | – | 11.6 | 11.6 |
| Distributions received from investments | – | – | – | – | 20.6 | 20.6 |
| Net finance costs | (19.2) | (0.8) | (20.0) | (45.3) | (1.3) | (46.6) |
| **Profit/(loss) before tax** | 834.6 | (342.5) | 492.1 | 451.0 | (282.2) | 168.8 |
| Tax (charge)/credit | (156.4) | 127.0 | (29.4) | (81.2) | 54.5 | (26.7) |
| **Profit/(loss) for the year from continuing operations** | 678.2 | (215.5) | 462.7 | 369.8 | (227.7) | 142.1 |
| **Discontinued operations** | | | | | | |
| Profit for the year from discontinued operations | – | – | – | 29.5 | 1,463.7 | 1,493.2 |
| **Profit/(loss) for the year** | 678.2 | (215.5) | 462.7 | 399.3 | 1,236.0 | 1,635.3 |
| Adjusted operating margin from continuing operations | 26.8% | | | 21.9% | | |
| Adjusted diluted and statutory diluted EPS from continuing operations | 45.3p | | 29.9p | 24.4p | | 9.4p |

## Financial results

Our performance includes a 41.0% increase in revenue from continuing operations to £3,189.6m, and a 30.4% increase on an underlying basis. Every division delivered underlying revenue growth in the year. The Group reported a statutory operating profit of £507.8m in 2023, compared with a statutory operating profit of £184.1m for the year ended 31 December 2022, on a continuing basis. The growth in 2023 results reflected strong trading performance across all regions, including China, where demand returned rapidly following the reopening of the market. Adjusted operating profit from continuing operations was £853.8m, growing 59.1% year-on-year on an underlying basis, again with growth delivered in all our divisions.

Statutory net finance costs reduced by £26.6m to £20.0m, with adjusted net finance costs reducing by £26.1m to £19.2m. This reflected additional interest earned on higher cash balances following the Informa Intelligence divestment in 2022, and higher average interest rates, as well as lower interest costs following the repayment of a Euro Medium Term Note (EMTN) in July 2023.

The combination of all these factors led to a statutory profit before tax from continuing operations of £492.1m in 2023, compared with a statutory profit before tax of £168.8m in the year ended 31 December 2022. The profit in the year led to a statutory tax charge of £29.4m in 2023 compared with a tax charge of £26.7m in the prior year.

This profit outcome translated into a statutory diluted earnings per share (EPS) for continuing operations of 29.9p compared with 9.4p for the prior year, with the improvement reflecting growth in profits as well as a lower number of shares in issue following the share buyback programme. Adjusted diluted EPS from continuing operations grew to 45.3p from 24.4p in the prior year, an increase of 85.7%.

72 73

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## Measurement and adjustments

In addition to statutory results, adjusted results are prepared for the Income Statement. These include adjusted operating profit, adjusted diluted earnings per share and other underlying measures. A full definition of these metrics can be found in the Glossary of terms on page 237 and 238. The divisional table on page 75 provides a reconciliation between statutory operating profit and adjusted operating profit by division.

Underlying revenue and adjusted operating profit growth on an underlying basis are reconciled to statutory growth in the table below:

| | Underlying growth | Phasing and other items | Acquisitions and disposals | Currency change | Reported growth |
|---|---|---|---|---|---|
| **2023 continuing operations** | | | | | |
| **Revenue** | **30.4%** | **(1.3%)** | **13.3%** | **(1.4%)** | **41.0%** |
| **Adjusted operating profit** | **59.1%** | **(4.0%)** | **16.7%** | **0.2%** | **72.0%** |
| 2022 continuing operations | | | | | |
| Revenue | 31.4% | (0.3%) | 2.1% | 9.7% | 42.9% |
| Adjusted operating profit | 47.0% | 0.5% | (1.6%) | 12.6% | 58.5% |

## Adjusting items

The items below have been excluded from adjusted results. The total adjusting items included in the operating profit in the year for continuing operations were £346.0m (2022: £312.2m). The increase in adjusting items is primarily due to increased amortisation arising from the acquisitions made in the period and the associated costs of acquisition and integration. This is offset by a net fair value gain from the remeasurement of contingent consideration.

| | 2023 £m | 2022 £m |
|---|---|---|
| **Continuing operations** | | |
| Intangible amortisation and impairment | | |
| Intangible asset amortisation[1] | **312.8** | 275.3 |
| Impairment – acquisition-related and other intangible assets | **25.1** | 6.9 |
| Reversal of impairment – IFRS 16 right-of-use assets | **(0.6)** | (0.1) |
| Reversal of impairment – property and equipment | **-** | (0.7) |
| Acquisition costs | **53.3** | 11.8 |
| Integration costs | **19.7** | 10.2 |
| Restructuring and reorganisation costs | **11.0** | (1.6) |
| Onerous contracts associated with COVID-19 | **-** | 4.7 |
| Fair value gain on contingent consideration | **(87.6)** | - |
| Fair value loss on contingent consideration | **12.0** | 5.7 |
| Foreign exchange loss on swap settlement | **5.6** | - |
| Credit in respect of unallocated cash | **(5.3)** | - |
| **Adjusting items in operating profit from continuing operations** | **346.0** | 312.2 |
| Fair value (gain)/loss on investments | **(1.3)** | 0.9 |
| Profit on disposal of subsidiaries and operations | **(3.0)** | (11.6) |
| Distributions from investments | **-** | (20.6) |
| Finance costs | **0.8** | 1.3 |
| **Adjusting items in profit before tax from continuing operations** | **342.5** | 282.2 |
| Tax related to adjusting items | **(127.0)** | (54.5) |
| **Adjusting items in profit for the year from continuing operations** | **215.5** | 227.7 |

1 Excludes intangible product development and software amortisation of £41.1m (2022: £35.2m)

74

Intangible amortisation on continuing operations of £312.8m (2022: £275.3m) relates to the historical additions of book lists and journal titles, acquired databases, customer and attendee relationships and brands related to exhibitions, events and conferences. As it relates to acquisitions, it is not treated as an ordinary cost. By contrast, intangible asset amortisation arising from software assets and product development is treated as an ordinary cost in the calculation of operating profit, so is not treated as an adjusting item.

Acquisition costs of £53.3m (2022: £11.8m) principally relate to the acquisitions of Tarsus and Winsight, which both completed in FY23, and the proposed combination of the digital business of Informa Tech with TechTarget, which was announced on 10 January 2024.

The table below shows the results and adjusting items by division for continuing operations, highlighting strong growth in the B2B Markets businesses, supported by another strong performance by Taylor & Francis.

| | Informa Markets £m | Informa Tech £m | Informa Connect £m | Taylor & Francis £m | Group £m |
|---|---|---|---|---|---|
| **Revenue from continuing operations** | 1,593.3 | 396.7 | 580.6 | 619.0 | 3,189.6 |
| Underlying revenue growth | 65.5% | 5.6% | 14.2% | 3.0% | 30.4% |
| **Statutory operating profit from continuing operations** | 228.1 | 98.5 | 31.8 | 149.4 | 507.8 |
| Add back: | | | | | |
| Intangible asset amortisation[1] | 179.0 | 37.5 | 43.4 | 52.9 | 312.8 |
| Impairment – acquisition-related and other intangibles | 24.5 | 0.3 | 0.3 | - | 25.1 |
| Impairment/(reversal of impairment) – IFRS 16 right-of-use assets | (0.1) | 0.3 | (0.8) | - | (0.6) |
| Acquisition costs | 15.7 | 17.0 | 19.7 | 0.9 | 53.3 |
| Integration costs | 8.3 | 2.9 | 8.5 | - | 19.7 |
| Restructuring and reorganisation costs | (1.8) | (1.1) | 0.5 | 13.4 | 11.0 |
| Fair value (gain)/loss on contingent consideration | 7.3 | (82.4) | (0.7) | 0.2 | (75.6) |
| Foreign exchange loss on swap settlement | 2.8 | 0.7 | 1.0 | 1.1 | 5.6 |
| Credit in respect of unallocated cash | (3.3) | (0.8) | (1.2) | - | (5.3) |
| **Adjusted operating profit from continuing operations** | 460.5 | 72.9 | 102.5 | 217.9 | 853.8 |
| Underlying adjusted operating profit growth | 166.1% | 7.8% | 23.0% | 1.1% | 59.1% |

1 Intangible asset amortisation is in respect of acquired intangibles and excludes amortisation of software and product development of £41.1m (2022: £35.2m)

75

Chair’s introduction to governance Another significant factor in our future growth is investing in digital technologies, including AI, to enhance our customers’ experience and make the business as efficient and productive as possible. Equally important are resilient systems that let us deliver products and services reliably and seamlessly. This year, the Board has again overseen the business in making investments and managing risks in these areas. A wide range of skills to steer the business To be able to support the business effectively on this and other matters, the Board needs a broad range of expertise and outlooks. Our Directors’ backgrounds include finance, digital, HR and marketing, while the international perspective that our Board colleagues from the US and China bring to world events and economic developments is also refreshing. Overall, I believe the Board has the diversity of thought and approach that is integral to making sound decisions and providing good counsel and positive challenge to the leadership. In 2023, we said farewell to Helen Owers after nine years on the Board, and on behalf of us all I thank her for her service. We also welcomed Andy Ransom, whose experience as CEO of Rentokil Initial, and expertise in areas including financial markets, adds another dimension to our discussions as we help Informa navigate a period of great possibility. Making the most of our strengths As with all businesses, our company faces risks as well as opportunities, and we mitigate them through a focused strategy, good growth prospects and strong balance sheet, as discussed in the Risk Management section (pages 56 to 59). Perhaps most important in mitigating risk, however – and seizing opportunities – is the quality and commitment of our colleagues. As a Board, we are also mindful that a business is only as strong as its culture, and we monitor it carefully. The company’s engagement survey data shows we are in a good place, with a completion rate of 85% and an overall engagement score of 80. Amid higher levels of inflation, we were pleased to be able to help colleagues living in particularly high cost of living countries with supplementary pay increases (for more details, see page 34). The Board oversaw significant strategic activity, driven by our growth plan, and we ended the year in an excellent position as a stronger, more focused Informa. As Chair of the Group, my excitement about Informa’s prospects has, if anything, increased. Now emphatically post-COVID, the company has delivered exceptional growth through 2023, with revenues comfortably surpassing pre-pandemic levels. This has put us in a good position to forge further ahead with our growth strategy, with the support of our shareholders and contribution of our colleagues. It has been a joy to see colleagues and everything they bring to the business first hand. I was privileged to be able to travel widely again, including visiting colleagues at Taylor & Francis in Oxford and meeting teams onsite at some of our larger events in Egypt and the US. Seeing colleagues at work, I have been humbled and inspired by their professionalism, and struck by their enthusiasm for Informa and our future – something it was great to see rewarded at our annual Informa Awards ceremony. I am pleased that this support for our business is also borne out by our investors. Their confidence stems from our growth prospects and strong balance sheet, but also from our leadership team and their consistent delivery of good financial results. I would like to thank Stephen and his team for the diligence, energy and expertise they have once again brought to decision making and leadership this year. Overseeing growth The main focus of the Board’s work this year has been to support and advise the leadership team in delivering GAP 2, which is now in its final year. A key part of GAP 2, and vital to our future growth, is to further scale and strengthen our position in Academic and B2B Markets. With the proceeds generated by divesting our Intelligence business in 2022, in 2023 we took the opportunity to acquire a number of excellent businesses. These included events group Tarsus, food services specialist Winsight and medical publisher Future Science Group. In January 2024, we also announced our agreement to combine Informa Tech’s digital businesses with US-based TechTarget to strengthen our position in B2B Digital Services. For Informa, acquisition does not simply mean adding assets but rather bringing complementary businesses and portfolios into the Group whose brands, talent and customer relationships will find a natural home with us and be able to further develop as part of Informa. Successful additions are therefore not just about commercial or market fit, but about cultural fit too. In practice, this means making sure new colleagues feel welcomed and supported, with minimal disruption for both them and their customers, so that they quickly start to feel the benefits of being part of a larger company. I am pleased to say that the integration of these new businesses has started well, and the sense of purpose behind them gives a lift to everyone, existing and new colleagues alike. As the impact of climate change intensifies, it is also clear that a business’s long-term prospects are linked to its sustainability. This is why the Board takes a close interest in Informa’s FasterForward sustainability programme, another facet of GAP 2. As the business has returned to full intensity after the pandemic, so the pace of activity has quickened on FasterForward. This is especially important in events and exhibitions, where being a leader makes our work to manage our environmental impact and share knowledge with peers particularly influential. We are also conscious that good governance is another part of what keeps a business strong and on a positive trajectory, driving conformance as well as performance. Even though the UK Government’s audit and governance reforms will not now be going ahead at this time, for example, the work the business has done to prepare for them will stand us in good stead, including for the changes to the UK Corporate Governance Code announced by the Financial Reporting Council in January 2024. Looking ahead Going into 2024, I am upbeat about the company’s prospects. This is arguably the most exciting period in Informa’s development, and Informa colleagues have done a lot of hard work to put us in this position. We have great growth opportunities, and great people with the capabilities to make the most of them. I look forward to continuing to offer my support and guidance alongside the rest of the Board. John Rishton Chair 7 March 2024 With the pandemic firmly behind us, Informa has gone from strength to strength this year. As a Board, we have supported and constructively challenged our leadership team to help them deliver the opportunities the company’s growth strategy presents. Annual Report and Accounts 2023 Str Governance Report Fin Inf 94 95

The Board’s year continued The annual colleague engagement survey had a high response rate of 85% and produced an overall engagement score of 80%, with 83% of colleagues saying they would recommend Informa as a good place to work. These scores reflect the excitement most colleagues feel about the company’s prospects. They also show colleagues are willing to share their views, knowing that the company considers and acts on the results. As a Board, the main topics we discussed relating to culture were overall performance, retention and leadership, and talent development. We also discussed how best to support our people amid the rising cost of living and were pleased to be able to help with supplementary pay increases in markets with particularly high inflation, including Türkiye and Egypt. Maintaining a supportive culture Culture can be difficult to define, as it is the summary of the lived experience of all colleagues across the business, but the Board and leadership team are deeply aware of how much culture matters and how important it is that everyone can thrive and contribute to their fullest at Informa. We pay close attention to indicators of how colleagues are feeling, from engagement surveys to the Speak Up whistleblowing hotline, and encourage the leaders of relevant areas to ensure there is widespread promotion and understanding of the different feedback channels available to colleagues. It is also why, as Directors, we spend as much time as we can out and about in the business and receive regular reports from the Group HR Director ahead of Board meetings so we can discuss and offer input on key developments from our own experiences. Overseeing acquisitions A key part of Informa’s approach to growth has always been adding and acquiring high-quality, successful businesses that work in the specialist markets we have chosen to operate and scale in. This continued even in 2020 and 2021, albeit in a highly targeted way, when we were most affected by the pandemic. Our strong financial performance, the proceeds from divesting our Intelligence business in 2022 and our more focused portfolio going into 2023 gave us clear opportunities for acquisitions during the year. The largest was Tarsus, completed in April 2023. The business complements our presence serving specialist B2B markets with live and on–demand events, including Healthcare, Packaging and Aviation. Another important addition was Winsight, again bolstering our B2B capabilities, this time in the B2B Foodservice market. In January 2024, we announced an agreement to combine Informa Tech’s digital businesses with US-based TechTarget to enhance our position in the B2B Digital Services market. This is an area that Informa has been steadily building its capabilities, services and position in, and a natural next step in growth that also provides us with a stronger footing in the US: the largest single market for such B2B digital services and where most of the customer base is located. The Board was closely involved in decision making, reviewing commercial synergies and the right deal structures to maximise long-term shareholder benefit and value, as well as assessing the cultural fit between the businesses and the way colleagues would be supported during any transition. This makes for a smoother, faster combination and makes it more likely that the combination of our business and those we acquire will become more than the sum of its parts. Advancing a sustainable organisation through FasterForward Sustainability is particularly important to our customers, colleagues and shareholders and the Board remains mindful of the need to maintain the company’s reputation as a responsible business on this, as well as other, topics. Informa’s FasterForward programme sets out to embed sustainable practices across our business and the Board receives formal updates on it at least twice a year, as well as spending time informally with the Head of Sustainability to get a deeper sense of successes and challenges. 85% response rate on the annual colleague engagement survey 83% of colleagues saying they would recommend Informa as a good place to work 80 overall engagement score Although Informa does not make considerable use of natural resources, the programme includes the goal of becoming zero waste and net zero carbon by 2030, and as we take decisions as a Board during the year, this is the lens through which we consider any impacts on the environment. We were delighted to be given a practical demonstration of a Better Stand at one of our 2023 meetings, to see for ourselves how these reusable stands can help reduce event waste. We have strongly encouraged the Sustainability team in its work to share this programme with the wider industry, to contribute to making a broader impact. The Board spent particular time in 2023 understanding the metrics used to evaluate FasterForward progress, as part of setting the right incentives for future remuneration plans. It was decided that the expansion of Sustainable Event Fundamentals accreditation – a comprehensive programme for our events businesses that considers environmental, social, product and customer impacts – would be an appropriate metric, consistent with what stakeholders believe is important, and a suitably stretching target was set. Annual Report and Accounts 2023 Str Governance Report Fin Inf 98 99

informa Annual Report and Accounts 2023
Str Governance Report Fin Inf

# Directors' Remuneration Report

continued

## Accelerating growth

The Company's operational and financial performance throughout 2023 have been excellent. In 2023, the Group delivered underlying revenue growth of 30%, reported revenue growth of 41%, operating profit growth of 72%, adjusted earnings per share growth of 72% and free cash flow growth of 51%. Against a backdrop of continuing geopolitical and macro uncertainty, the Group raised market guidance three times throughout the year and delivered final results ahead of consensus expectations.

At the same time, the Group returned over £548m to shareholders through our share buyback programme in 2023, as well as delivering strong double-digit growth in ordinary dividends and significant equity outperformance.

Furthermore, Informa's share price increased by over 25% through 2023, putting the company in the top quartile of FTSE 100 index performers. Total shareholder returns (TSR) over the year were 28%, and 46% over the last three years.

Informa has also continued to invest for future growth, both internally in key areas such as data capture, data management and digital content, and externally through a number of accretive acquisitions during the year, including Tarsus, Winsight, HIMSS Global Health Conference & Exhibition and Canalys. In January 2024, the company also announced an agreement to combine Informa Tech's digital businesses into US-listed TechTarget, creating a New TechTarget.

## Leadership focus and colleague commitment

The Group's performance in 2023 was only possible due to the commitment and creativity of Informa's colleagues in around 30 countries across the world. On behalf of the Board, I would like to put on record our thanks for this outstanding contribution throughout 2023, it was critical to our achievements this year, as the Group's operational and financial performance demonstrate.

Our performance in 2023 follows a very challenging few years as we navigated our way through the impact of the pandemic. The strength of Informa's performance and position today is the direct result of a series of decisions by the leadership team and the Board throughout that period, combined with the significant resilience, hard work and commitment from the entire Informa colleague community. These decisions ranged from maximising colleague support measures and minimising retrenchment, moving early to refinance debt and raise equity to strengthen the balance sheet, refocusing incentives on cash management and cash generation, and introducing a more flexible restricted share scheme, the 2021-2023 Equity Revitalisation Plan (ERP) for the Executive Directors and 100+ Senior Leadership Group colleagues.

At the heart of the Group's success has been retention of key talent through the uncertainty of the pandemic. Across the Senior Leadership Group, fewer than 5% of colleagues have left the Group since the launch of the ERP in 2021, something that looked extremely unlikely in the midst of the pandemic, and a significant reason the company has been able to accelerate so effectively out of the pandemic while continuing to expand the business and enhance our service offering.

Another key component of success has been the company's continuous commitment to invest in innovation throughout the period, in particular the development of our centralised data platform, IIRIS, and expansion in B2B digital services and open research platforms. This helped generate valuable new revenues when live events were disrupted and has enabled us to expand our addressable audiences, opening up new avenues of growth

## Colleague support

The Company constantly reviews the support provided to colleagues in order to ensure everyone has the resources and tools to keep thriving and delivering for each other and for Informa.

Following the spike in inflation and increase in cost of living across many countries, in 2022, the company undertook a series of specific measures to provide support where it was most needed. This included reopening the Informa Colleague Support Fund offering direct financial assistance to colleagues in particularly challenging situations, the worldwide expansion of our EAP colleague assistance programme and a one-off colleague cost of living supplement for around 5,000 colleagues around the world.

Some of these measures were extended into 2023 to provide further ongoing support, and the company also used annual cost of living rises to salaries to provide additional support to colleagues who most needed it. The vast majority of colleagues saw a total salary increase of circa 6%, comprising a cost of living increase of 4% and, for the 90% of colleagues who earn less than £130,000 base salary (or local equivalent), an additional 2% top-up.

## Engaging with colleagues

The Board makes sure it stays close to the colleague community to be connected with the pulse of the business and to provide a direct channel for colleague feedback on all and any matters. We regularly review the outcomes of company-wide surveys and interviews, including annual engagement index scores, which remain consistently high at over 80 (see page 55 for more details).

We are also fortunate to have many colleagues come to Board meetings to present on different businesses and initiatives and Board members also interact through representation on the various colleague networks, Board town halls, site visits and participation in a range of other meetings and forums (see pages 96 and 97 for more details on Board engagement). I personally appreciated the opportunity to discuss remuneration with a wide range of colleagues who attended the town hall with the Board following the Informa AGM last June.

In 2023, we used these channels, as well as specific HR leadership forums, to engage on different aspects of remuneration, with topics discussed ranging from potential improvements to colleague benefits, colleague development programmes and improving talent mobility.

122

## Shareholder engagement in 2023

The Committee is equally active in engaging with shareholders, both on formal consultation matters and informally, through regular one-to-one meetings. We find these interactions invaluable in helping to understand investor thinking and gauge their latest views on remuneration. This input influences the development and operation of future remuneration plans at Informa, and I would like to thank our investors for their engagement and responsiveness.

Following a full shareholder consultation on the Directors' Remuneration Policy in 2022, in 2023, as promised, we followed this up with further consultation on the specific measures to be applied to the first LTIP grant.

In January 2023, we ran our Chair's annual shareholder roadshow. This was an opportunity for shareholders to meet with the Chair informally, often accompanied by Non-Executive colleagues, to discuss anything and everything, with no subject off the table. It is always popular with shareholders and during 2023 the Chair met with 19 institutions, representing circa 35% of Informa's equity base. I was fortunate enough to join several of these meetings, as did our Audit Committee Chair, providing helpful context and input before formal consultation later in the year.

Subsequently in October 2023, we wrote to shareholders outlining our remuneration proposals in relation to the implementation of the new LTIP for 2024 and a specific Executive Director salary review proposed for 2024. This led to a further series of meetings and exchanges with shareholders, largely to clarify specific elements of the LTIP or to suggest minor adaptations. Overall, we were pleased with the response, which was very supportive of the approach taken, and directly links targets to the Group's strategic plan for future growth and value.

## Overview of 2023 remuneration outcomes

### Business context

The strength of Informa's performance in 2023 reflected strong in-year trading but also the momentum built up through 2021 and 2022, when the company invested in strengthening its digital capabilities and made some critical capital allocation decisions. The benefit of these decisions and the Group's ability to seize opportunities after the pandemic enabled the Group to raise its 2023 market guidance three times throughout the year and deliver full-year results ahead of consensus.

The Group also began to redeploy the capital raised through the divestment of the Informa Intelligence portfolio in 2022 (circa £2.5bn value at an average EV/EBITDA multiple of 28x), acquiring Tarsus, Winsight, HIMSS and Canalys, among others in 2023, at an average post-synergy multiple of circa 9x EV/EBITDA.

At the same time, we have continued to accelerate returns to shareholders, with £725m of capital returned through share buybacks and dividends in the year.

The strength of Informa's operational and financial performance in 2023, both at a Group level and within the Academic Markets and B2B Markets divisions, has delivered strong incentive plan outcomes.

### Retirement benefits

In 2023, there was a planned change to annual retirement benefits for the Group Chief Executive and Group Finance Director. To align with shareholder views, the Executive Directors voluntarily reduced and restated their contractual pension entitlements, lowering annual retirement benefits from 25% to 10% of salary, which aligns with the rate available to a range of other colleagues, resulting in a reduction in fixed pay.

## Short-Term Incentive Plan (STIP): outcomes of the 2023 Performance Tracker

For the Executive Directors and the wider leadership team (circa 100 colleagues), short-term incentives in 2023 were based on a Performance Tracker of specified operational and financial targets. These targets represented the breadth of critical success factors across the Group required to enable future growth and returns. As a reminder, as part of the existing Policy, in connection with the ERP, the 2023 STIP maximum potential was reduced to 100% of salary for the Executive Directors.

The 2023 STIP comprised 12 individual performance measures, spanning 3 categories, each contributing up to 8.3% of the overall performance outcome. 11 of the targets were quantitative in nature. The three categories were **Financial Performance (33.3%), GAP 2 Digital and Data Acceleration (33.3%) and Operational Execution (33.3%).**

Full details on the 2023 STIP outturn are provided in the table on the following page, including a line-by-line summary of all the performance measures, the targets by which they were assessed and how the Committee reached its final decisions.

The Group's strong financial performance in 2023, with reported adjusted operating profit more than 20% above the mid-point of initial market guidance at the start of the year, delivered maximum outcomes in the **Financial Performance** category.

On **GAP 2 Digital and Data Acceleration**, the outcomes were varied, with strong progress in expanding our known, engaged, marketable audience (KEMA) and good growth in Academic Markets digital revenue, the latter following several product enhancements and new launches.

| (£) | Retirement benefits<br>Salary entitlement at 31/12/2023 | Previous contractual entitlement (25%) | Reduction | Reduced benefit (10%) |
|---|---|---|---|---|
| Stephen Carter | 911,000 | 227,750 | (136,650) | 91,100 |
| Gareth Wright | 529,500 | 132,375 | (79,425) | 52,950 |

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# Consolidated Cash Flow Statement for the year ended 31 December 2023

| | Notes | 2023 £m | 2022 £m |
|---|---|---|---|
| **Operating activities** | | | |
| Cash generated by continuing operations | 32 | **819.7** | 560.0 |
| Income taxes paid | | **(112.4)** | (71.7) |
| Interest paid | | **(87.1)** | (91.1) |
| **Net cash inflow from operating activities – continuing operations** | | **620.2** | 397.2 |
| Net cash inflow from operating activities – discontinued operations | | **–** | 53.7 |
| **Net cash inflow from operating activities** | | **620.2** | 450.9 |
| **Investing activities** | | | |
| Interest received | | **47.9** | 25.7 |
| Dividends received from investments | 19 | **1.4** | 1.8 |
| Distributions received from investments | 19 | **–** | 20.6 |
| Purchase of property and equipment | 18 | **(27.5)** | (14.5) |
| Purchase of intangible software assets | 16 | **(55.1)** | (37.9) |
| Product development costs additions | 16 | **(11.2)** | (15.1) |
| Purchase of intangibles related to titles, brands and customer relationships | 16 | **(22.8)** | (9.8) |
| Acquisition of subsidiaries and operations, net of cash acquired | 17 | **(596.7)** | (315.1) |
| Acquisition of investments | 19 | **(4.3)** | – |
| Acquisition of convertible bonds | 19 | **–** | (22.2) |
| Cash outflow from disposal of subsidiaries and operations | | **(16.0)** | (2.8) |
| **Net cash outflow from investing activities – continuing operations** | | **(684.3)** | (369.3) |
| **Net cash inflow from investing activities – discontinued operations** | | **–** | 1,892.1 |
| **Net cash (outflow)/inflow from investing activities** | | **(684.3)** | 1,522.8 |
| **Financing activities** | | | |
| Dividends paid to shareholders | 13 | **(176.6)** | (43.3) |
| Dividends paid to non-controlling interests | 13 | **(16.0)** | (9.5) |
| Repayment of loans | 25 | **(393.9)** | (177.2) |
| Repayment of borrowings acquired | 17 | **(443.9)** | (36.6) |
| Borrowing fees paid | | **(1.2)** | – |
| Repayment of principal lease liabilities | 37 | **(33.8)** | (32.1) |
| Finance lease receipts | 37 | **1.3** | 1.5 |
| Settlement of derivative liability associated with borrowings | | **(8.2)** | – |
| Acquisition of non-controlling interests | | **–** | (1.5) |
| Cash outflow from share buyback | 34 | **(548.0)** | (513.3) |
| Cash outflow from purchase of shares for Trust | 35 | **(4.8)** | (3.3) |
| **Net cash outflow from financing activities – continuing operations** | | **(1,625.1)** | (815.3) |
| Net cash (outflow)/inflow from financing activities – discontinued operations | | **–** | – |
| **Net cash outflow from financing activities** | | **(1,625.1)** | (815.3) |
| | | | |
| **Net (decrease)/increase in cash and cash equivalents** | | **(1,689.2)** | 1,158.4 |
| Effect of foreign exchange rate changes | | **(47.3)** | 82.6 |
| Cash and cash equivalents at beginning of the year | 26 | **2,125.8** | 884.8 |
| **Cash and cash equivalents at end of the year** | 26 | **389.3** | 2,125.8 |

156

# Notes to the Consolidated Financial Statements for the year ended 31 December 2023

## 1. General information

Informa PLC (the Company) is a company incorporated and domiciled in the United Kingdom under the Companies Act 2006 and is listed on the London Stock Exchange. The Company is a public company limited by shares and is registered in England and Wales with registration number 08860726. The address of the registered office is 5 Howick Place, London SW1P 1WG.

The Consolidated Financial Statements as at 31 December 2023 and for the year then ended comprise those of the Company, its subsidiaries and its interests in joint ventures and associates (together referred to as the Group).

The nature of the Group's operations and its principal activities are set out in the Strategic Report on pages 2 to 88.

These Consolidated Financial Statements are presented in pounds sterling (GBP), which is the currency of the primary economic environment in which the Group operates and the functional currency of the Parent Company, Informa PLC. Foreign operations are included in accordance with the policies set out in Note 2.

## 2. Significant accounting policies

### Basis of accounting

The Consolidated Financial Statements have been prepared in accordance with the UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

### Going concern

To complete the going concern assessment, the Directors have modelled a base case with sensitivities and a reverse stress test for the period to June 2025. In modelling the base case, the Directors have assumed Group financial performance is consistent with the guidance given for 2024, followed by similar growth in the first half of 2025.

The proposed combination with TechTarget which is subject to approval by TechTarget's shareholders and other customary conditions has been included in the financial plan for going concern assessment as completion would reduce the Group's financial headroom. Under the financial plan the Group maintains liquidity headroom of more than £1.1bn. To consider a downside scenario, the Directors applied the three scenarios used in viability modelling to the financial plan. In the scenario where all risks were combined the Group maintains liquidity headroom of around £0.7bn.

The reverse stress test shows that the Group can afford to lose 54% of its revenue from 1 April 2024 to the end of June 2025 and maintain positive liquidity headroom. This extremely remote scenario assumes no indirect cost savings and customer receipts are refunded with no further receipts collected in the period.

Based on these results, the Directors believe the Group is well placed to manage its financing and other business risks in a satisfactory way. The Directors have been able to form a reasonable expectation that the Group has adequate resources to continue in operation for at least 12 months from the signing date of this Annual Report and Accounts and consider it appropriate to adopt the going concern basis of accounting in preparing the Consolidated Financial Statements. Further detail is contained in the Strategic Report on page 2.

The Consolidated Financial Statements have been prepared on the historical cost basis, except for certain financial instruments, pension assets and investments which are measured at fair value. The principal accounting policies adopted are set out below, all of which have been consistently applied to all periods presented in the Consolidated Financial Statements.

The Group has taken advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 December 2023 for UK subsidiaries listed on page 235.

### Basis of consolidation

The Consolidated Financial Statements incorporate the accounts of the Company and all its subsidiaries. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The results of subsidiaries acquired or sold are included in the Consolidated Financial Statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the results of acquired subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-Group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity and consist of the net assets of those interests at the date of the original business combination plus their share of changes in equity since that date.

Joint ventures are joint arrangements in which the Group has the rights to the net assets through joint control with a third party. Joint operations arise where there is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control and where the joint operators have rights to the assets and obligations for the liabilities relating to the arrangement. Associates are undertakings over which the Group exercises significant influence, usually from 20–50% of the equity voting rights, in respect of the financial and operating policies and is neither a subsidiary nor an interest in a joint venture.

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# Notes to the Consolidated Financial Statements for the year ended 31 December 2023 continued

## 14. Earnings per share continued

### Adjusted earnings per share

In addition to basic EPS, adjusted diluted EPS has been calculated to provide useful additional information on underlying earnings performance. Adjusted diluted EPS is based on profit attributable to equity shareholders which has been adjusted to exclude items that, in the opinion of the Directors, would distort underlying results (see Note 7).

| Adjusted earnings per share from continuing operations | Earnings 2023 £m | Per share amount 2023 Pence | Earnings 2022 £m | Per share amount 2022 Pence |
|---|---|---|---|---|
| Earnings for the purpose of statutory basic EPS/statutory basic EPS (p) | 419.0 | 30.1 | 138.3 | 9.5 |
| Intangible asset amortisation | 312.8 | 22.4 | 275.3 | 18.9 |
| Impairment – acquisition-related and other intangible assets | 25.1 | 1.8 | 6.9 | 0.5 |
| Reversal of impairment – IFRS 16 right-of-use assets | (0.6) | - | (0.1) | – |
| Reversal of impairment – property and equipment | - | - | (0.7) | (0.1) |
| Acquisition costs | 53.3 | 3.8 | 11.8 | 0.8 |
| Integration costs | 19.7 | 1.4 | 10.2 | 0.7 |
| Restructuring and reorganisation costs | 11.0 | 0.8 | (1.6) | (0.1) |
| Onerous contracts associated with COVID-19 | - | - | 4.7 | 0.3 |
| Fair value gain on contingent consideration | (87.6) | (6.3) | – | – |
| Fair value loss on contingent consideration | 12.0 | 0.9 | 5.7 | 0.4 |
| Foreign exchange loss on swap settlement | 5.6 | 0.4 | – | – |
| Credit in respect of unallocated cash | (5.3) | (0.4) | – | – |
| Fair value (gain)/loss on investments | (1.3) | (0.1) | 0.9 | 0.1 |
| Profit on disposal of subsidiaries and operations | (3.0) | (0.2) | (11.6) | (0.8) |
| Distributions received from investments | - | - | (20.6) | (1.4) |
| Finance costs | 0.8 | 0.1 | 1.3 | 0.1 |
| Tax related to adjusting items | (127.0) | (9.1) | (54.5) | (3.7) |
| Non-controlling interest adjusting items | 0.6 | - | (9.5) | (0.7) |
| Earnings and EPS for the purpose of adjusted basic EPS from continuing operations | 635.1 | 45.6 | 356.5 | 24.5 |
| Effect of dilutive potential ordinary shares (p) | - | (0.3) | – | (0.1) |
| Earnings and EPS for the purpose of adjusted diluted EPS from continuing operations | 635.1 | 45.3 | 356.5 | 24.4 |

| Adjusted earnings per share from discontinued operations | Earnings 2023 £m | Per share amount 2023 Pence | Earnings 2022 £m | Per share amount 2022 Pence |
|---|---|---|---|---|
| Earnings for the purpose of statutory basic EPS/statutory basic EPS (p) | - | - | 1,493.2 | 102.5 |
| Adjusting items | - | - | (1,463.7) | (100.5) |
| Earnings and EPS for the purpose of adjusted basic EPS from discontinued operations | - | - | 29.5 | 2.0 |
| Effect of dilutive potential ordinary shares (p) | - | - | – | – |
| Earnings and EPS for the purpose of adjusted diluted EPS from discontinued operations | - | - | 29.5 | 2.0 |

| Adjusted earnings per share from continuing and discontinued operations | Earnings 2023 £m | Per share amount 2023 Pence | Earnings 2022 £m | Per share amount 2022 Pence |
|---|---|---|---|---|
| Earnings and EPS for the purpose of adjusted basic EPS | 635.1 | 45.6 | 386.0 | 26.5 |
| Effect of dilutive potential ordinary shares (p) | - | (0.3) | – | (0.1) |
| Earnings and EPS for the purpose of adjusted diluted EPS | 635.1 | 45.3 | 386.0 | 26.4 |

182

## 15. Goodwill

| | £m |
|---|---|
| **Cost** | |
| At 1 January 2022 | 6,378.7 |
| Additions in the year | 321.4 |
| Disposals | (593.9) |
| Exchange difference | 453.0 |
| At 1 January 2023 | 6,559.2 |
| Additions in the year (Note 17) | 998.1 |
| Exchange differences | (275.7) |
| At 31 December 2023 | 7,281.6 |
| **Accumulated impairment losses** | |
| At 1 January 2022 | (661.7) |
| Disposals | 37.5 |
| Exchange differences | (54.7) |
| At 1 January 2023 | (678.9) |
| Exchange differences | 27.1 |
| At 31 December 2023 | (651.8) |
| **Carrying amount** | |
| At 31 December 2023 | 6,629.8 |
| At 31 December 2022 | 5,880.3 |

The Group tests for impairment of goodwill at the business segment level (see Note 5) representing an aggregation of CGUs reflecting the level at which goodwill is monitored. The impairment testing of goodwill involved testing for impairment at a segment level by aggregating the carrying value of assets across CGUs in each division and comparing the higher of the value in use or fair value less costs to sell calculations derived from the latest Group cash flow projections.

There were four groups of CGUs for goodwill impairment testing in 2023 and these were identical to the business segment reporting detailed in Note 5 (2022: four CGU groups).

| CGU groups | Goodwill carrying amount 31 December 2023 £m | Goodwill carrying amount 31 December 2022 £m | Number of CGUs 2023 | Number of CGUs 2022 |
|---|---|---|---|---|
| Informa Markets | 4,211.5 | 3,869.2 | 5 | 6 |
| Informa Connect | 1,023.3 | 620.5 | 4 | 3 |
| Informa Tech | 824.6 | 825.9 | 1 | 1 |
| Taylor & Francis | 570.4 | 564.7 | 1 | 1 |
| | 6,629.8 | 5,880.3 | 11 | 11 |

### Impairment review

As goodwill is not amortised, it is tested for impairment at least annually, or more frequently if there are indicators of impairment. At half-year 2023, we concluded that there were no indicators of impairment except for the Informa Tech segment. Testing involved comparing the carrying value of assets with value in use calculations, derived from the latest Group cash flow projections. The impairment review confirmed that there was sufficient headroom and therefore no impairment was required. The key inputs and assumptions used in the impairment analysis were the projected cash flows, long-term growth rate and discount rate. A reasonably possible change to assumptions would not give rise to an impairment.

In line with our accounting policy, an annual impairment review was performed as at 31 December 2023. For Informa Markets, Informa Connect and Taylor & Francis testing involved comparing the carrying value of assets in each CGU group with value in use calculations, derived from the latest Group cash flow projections as in FY22. For Informa Tech, the goodwill impairment testing involved comparing the carrying value of assets in each CGU group with an income-based fair value less cost to sell (FVLCTS) calculation, derived from the latest Group cash flow projections. As a result of the proposed combination of TechTarget and Informa Tech's digital businesses, a FVLCTS approach was deemed to be the most appropriate reflection of the value of the ongoing business rather than a value in use approach.

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# Notes to the Consolidated Financial Statements for the year ended 31 December 2023 continued

## 27. Borrowings

Total borrowings, excluding derivative assets and liabilities associated with borrowings, are as follows:

| | Notes | 2023 £m | 2022 £m |
|---|---|---|---|
| **Current** | | | |
| Euro Medium Term Note (€450.0m) – due July 2023 | | – | 398.4 |
| **Total current borrowings** | 25 | – | 398.4 |
| **Non-current** | | | |
| Bank borrowings – other | | 30.4 | 41.3 |
| Bank debt issue costs | | (2.3) | (2.4) |
| **Bank borrowings – non-current** | 25 | 28.1 | 38.9 |
| Euro Medium Term Note (€700.0m) – due October 2025 | | 608.2 | 619.7 |
| Euro Medium Term Note (£450.0m) – due July 2026 | | 450.0 | 450.0 |
| Euro Medium Term Note (€500.0m) – due April 2028 | | 434.4 | 442.6 |
| Euro Medium Term Note issue costs | | (6.2) | (8.8) |
| **Euro Medium Term Note borrowings – non-current** | 25 | 1,486.4 | 1,503.5 |
| **Total non-current borrowings** | | 1,514.5 | 1,542.4 |
| **Total borrowings** | | 1,514.5 | 1,940.8 |

Group-level borrowings do not have any financial covenants and do not contain any pledge of its property and equipment and other intangible assets as security over loans.

The average debt maturity on our drawn borrowings is currently 2.7 years (2022: 3.1 years). The Group maintains the following lines of credit:

- £1,050.0m (2022: £1,020.0m) non-current revolving credit facility, of which £nil (2022: £nil) was drawn down at 31 December 2023. Interest is payable at SONIA or SOFR plus a margin.
- £77.5m (2022: £91.2m) of Curinos bank borrowings, of which £30.4m (2022: £41.3m) was drawn at 31 December 2023. Interest is payable at other offering rates plus a margin.
- £23.2m (2022: £31.7m) comprising a number of bilateral uncommitted bank facilities that can be drawn down to meet short-term financing needs, of which £nil (2022: £nil) was drawn at 31 December 2023. These facilities consist of £10.0m (2022: £10.0m), USD 12.8m (2022: USD 22.3m), AUD 1.0m (2022: AUD 1.0m), CAD 2.0m (2022: CAD 2.0m) and SGD 2.3m (2022: SGD 2.3m). Interest is payable at the local base rate plus a margin.
- Three bank guarantee facilities comprising in aggregate up to USD 10.0m (2022: USD 10.0m), €0.9m (2022: €0.9m) and £14.0m (2022: £14.1m).

The effective interest rate on total borrowing for the year ended 31 December 2023 was 3.4% (2022: 3.0%).

The Group's exposure to liquidity risk is disclosed in Note 31(g).

198

## 28. Provisions

| | Acquisition and integration £m | Property leases £m | Restructuring provision £m | Onerous contract provision £m | Other provision £m | Total £m |
|---|---|---|---|---|---|---|
| At 1 January 2022 | 0.3 | 30.5 | 0.8 | 1.6 | 18.5 | 51.7 |
| Increase in year | 25.8 | 4.1 | 0.8 | 18.7 | 9.8 | 59.2 |
| Acquisitions of subsidiaries | – | – | – | – | 9.7 | 9.7 |
| Utilisation | (22.9) | (5.5) | (0.4) | (3.5) | (5.7) | (38.0) |
| Release | (3.2) | (11.1) | (0.9) | (0.8) | (4.0) | (20.0) |
| **At 1 January 2023** | – | 18.0 | 0.3 | 16.0 | 28.3 | 62.6 |
| Increase in year | 75.1 | 12.2 | 24.8 | 0.5 | 7.2 | 119.8 |
| Acquisitions of subsidiaries | – | 0.1 | 0.2 | – | 7.4 | 7.7 |
| Utilisation | (47.5) | (4.5) | (16.7) | (16.0) | (5.0) | (89.7) |
| Release | (11.7) | (15.7) | – | – | (1.4) | (28.8) |
| **At 31 December 2023** | 15.9 | 10.1 | 8.6 | 0.5 | 36.5 | 71.6 |
| | | | | | | |
| 2023 | | | | | | |
| Current liabilities | 15.9 | 0.5 | 8.5 | 0.5 | 12.7 | 38.1 |
| Non-current liabilities | – | 9.6 | 0.1 | – | 23.8 | 33.5 |
| 2022 | | | | | | |
| Current liabilities | – | 4.7 | 0.3 | 16.0 | 9.1 | 30.1 |
| Non-current liabilities | – | 13.3 | – | – | 19.2 | 32.5 |

Acquisition and integration provisions relate to the costs and fees incurred in acquiring businesses and subsequently integrating these into the Group. Within the £15.9m balance as at year end, £15.0m relates to the proposed combination of TechTarget and Informa Tech's digital businesses.

The balance of £10.1m in property leases relates to provisions for the future costs, excluding rental costs, of a number of office properties that have been permanently vacated. These provisions will be utilised over the course of the remaining leases. The majority of the provisions are expected to be utilised as follows: £0.5m within one year, £9.2m in two to five years and £0.4m after five years.

The movement within onerous contract provisions primarily relates to the costs incurred in carrying out the transitional services agreements that were signed upon disposal of the Intelligence businesses in the previous reporting period. The remaining £0.5m balance relates to onerous contracts for events which have been cancelled or postponed and for which the costs cannot be recovered.

Other provisions primarily consist of legal and various other claims. Of the £23.8m non-current provision, £18.5m is expected to be utilised within three years with the remaining £5.3m within five years. Of the £18.5m provision to be utilised within three years, £8.4m relates to US sales tax.

199

Registered office Registered office address US11 c/o CT Corporation System, 208 S. Lasalle Street, Suite 814, Chicago, IL 60604, USA US12 c/o CT Corporation System, 6300 N. River Road, Suite 300, Rosemont, IL 60018, USA US13 c/o CT Corporation System, 701 S. Carson Street, Suite 200, Carson City, NV 89701, USA US14 c/o CT Corporation System, 301 S. Bedford Street, Suite 1, Madison, WI 53703, USA US15 c/o Denasha A. Scott, 1200 N. Mayfair Road, Suite 430, Milwaukee, WI 53226, USA Registered office Registered office address US16 c/o CT Corporation System, 4400 Easton Commons Way, Suite 125, Columbus, OH 43219 US17 c/o CT Corporation System, 2 Office Park Court, Suite 103, Columbia, SC 29233, USA US18 c/o Northwest Agent Registered Services Inc., 300 Colonial Center Parkway, Suite 100N, Roswell, GA 30076, USA US19 65 Business Park Drive, Lebanon, TN 37090, USA VE1 10th Floor., Ha Phan Building, 17-17A-19, Ton That Tung Street, District 1, HCMC, Vietnam Notes to the Consolidated Financial Statements for the year ended 31 December 2023 continued Registered office Registered office address IN1 Solitaire-XIV Building, B-Wing, 1st Floor, Unit No. 3 & 4, Guru Hargovindji Marg, Chakala, Andheri (East), Mumbai 400093, India IN2 2nd & 3rd floor, The National Council of YMCAs of India, 1, Jai Singh Road, New Delhi, 110001, India IN3 No. 143, 144 Hosur Main Road, Industrial Layout, Koramangala, Bangalore 560 095, Karnataka, India IN4 58 Bowring Hospital Road, Shivaji Nagar Bangalore, Bangalore, Karnataka, 560051, India IN5 9 Mathura Road, Jangpura-B, New Delhi, 110014, India IR1 68 Merrion Square, Dublin 2, D02 W983, Ireland IR2 70 Sir John Rogerson's Quay, Dublin 2, Ireland JE1 22 Grenville Street, St Helier JE4 8PX, Jersey JE2 44 The Esplanade, St Helier, JE4 9WG, Jersey JP1 21F, Otemachi Financial City North Tower, 1-9-5 Otemachi, Chiyoda-ku, Tokyo, 100-0004, Japan JP2 Kanda 91 Building, 1-8-3 Kajicho, Chiyoda-ku, Tokyo, 101-0044, Japan JP3 9th Floor, JHV Building 1-54-4, Kanda Jimbocho, Chiyoda-ku, Tokyo, 101-0051, Japan LX1 21 – 25 Allee Scheffer, L-2520, Luxembourg MA1 Unit 30-01, Level 30, Tower A, Vertical Business Suite, Avenue 3, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia MA2 41B Damai Complex, Jalan Datuk Haji Eusoff, Kuala Lumpur, Wilayah Persekutuan, Malaysia MC1 Le Suffren, 7 rue Suffren-Reymond, Monaco, 98000, Monaco ME1 Lago Alberto 319, 901-A, Colonia Granada, Delegación Miguel Hidalgo, Mexico City 11520, Mexico ME2 Insurgentes Sur 664 piso 4, Col. Del Valle, C.P. 03100, Mexico City, Mexico MY1 No. 3/A, # 14-00 Junction City Tower, Bogyoke Aung San Road, Pabedan Township, Yangon Region, Myanmar MY2 No. 25 Pan Hlaing Housing, Pan Hliang Street (Hone Street), San Chaung Township, Yangon, Myanmar NL1 WTC, Tower Ten, 7th Floor, Strawinskylaan 763, Amsterdam 1077 XX, Netherlands NL2 Coengebouw, Suite 8.04, Kabelweg 37, 1014 BA Amsterdam, Netherlands NO1 c/o Advokat Merete Bardsen, Wahl-Larson Advokatfirma AS, Fridtjof Nansens plass 5, Oslo, 0160, Norway NZ1 HPCA Limited, 1 ihumata Road, Milford, Auckland, 0620, New Zealand PH1 Unit I-121, Ground Floor, One E-com Center Ocean Drive, Mall of Asia Complex, Pasay City, Philippines PH2 12F Times Plaza Bldg., United Nations Ave, Cor. Taft Avenue, Ermita, Manila 100, Philippines PH3 72-C Esteban Abada Loyola Heights, Quezon City, Metro Manila, Philippines PK1 6th Floor, Citi View, Block 3, Bahadur Yar Jung Cooperative Housing Society, Shaheed-e-Millat Road, Karachi Sindh, Pakistan QA1 P.O. Box 545, Doha, Qatar RK1 8F, Woodo Building, 214 Mangu-ro, Jungnang-gu, Seoul, 02121, Republic of Korea RK2 S11002, 431 Teheran-ro, Gangnam-gu, Seoul, Republic of Korea Registered office Registered office address SA1 Broadacres Business Centre, Corner Cedar, 3rd Avenue Broadacres, Sandton Gauteng, Johannesburg, 2021, South Africa SE1 Box 3255, 103 65, Stockholm, Sweden SG1 230 Victoria Street, #04-06/07/08, Bugis Junction Towers, Singapore 188024 SG2 63 Robinson Road, #06-02, Afro-Asia, Singapore 068894 SG3 9 Raffles Place, #26-01, Republic Plaza, Singapore 048619 SG4 133 Cecil Street, #13-02, Keck Seng Tower, Singapore 069535 SP1 Calle Azcona, 36, Bajo de Madrid, Madrid 28028, Spain SU1 Office 109, 1st Floor, Aban Center, King Abdulaziz Road, AlGhadir District, Riyadh, 13311, Saudi Arabia SU2 Marei bin Mahfouz Group Regional Office Building, Al aziziya intersection of Tahlia & Siteen Str nearby Ikea, PO Box 4100, Jeddah 21491, Saudi Arabia SW1 Suurstoffi 37, 6343 Rotkreuz, Switzerland TA1 Floor 10, No. 66, Second 1, Neihu Rd, Neiting District, Taipei, Taiwan TH1 428 Ari Hills Building, 18th Floor, Phahonyothin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand TU1 Rüzgarlıbaçe Mah. Kavak Sok, Smart Plaza B Blok, No: 31/1 Kat: 8, 34805 Kavacik-Beykoz, Istanbul, Turkey TU2 Mustafa Kemal Mah 2143 Sok, Gokceoglu, Plaza No 7/4 Cankaya, Ankara, Turkey TU3 Esentepe Mah, Buyukdere Cad. No:124, Ozsezen Is Merkezi B Blok Kat:6 Sisli, Istanbul, Turkey UAE1 17th & 18th Floor, Creative Tower, PO Box 422, Fujairah, United Arab Emirates UAE2 Dubai Airport Free Zone, PO Box 371391, Building 7W, Suite 3103, Dubai, United Arab Emirates UK1 5 Howick Place, London, SW1P 1WG, United Kingdom UK2 Cumberland Court, 80 Mount Street, Nottingham NG1 6HH, United Kingdom UK3 2nd Floor, 79-83, North Street, Brighton, BN1 1ZA, United Kingdom UK4 3-4 Rumsey House, Locks Hill, Rochford, Essex, SS4 1BB, United Kingdom US1 c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, USA US2 c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA US3 c/o United Corporate Services, Inc., 800 North State Street, Suite 304, Dover, DE 19901, USA US4 c/o The Prentice-Hall Corporation System Inc, 251 Little Falls Drive, Wilmington, DE 19808, USA US5 c/o Corporation Service Company, 2710 Gateway Oaks Drive, Suite 150N, Sacramento, CA 95833, USA US6 c/o Corporation Service Company, 1900 W. Littleton Boulevart, Littleton, CO 80120, USA US7 c/o Corporation Service Company, 1201 Hays Street, Tallahassee, FL 32301, USA US8 c/o Corporation Service Company, 80 State Street, Albany, NY 12207-2543, USA US9 c/o Corporation Service Company, 84 State Street, Boston, MA 02109, USA US10 c/o Mary T Lund, 1200 Mayfair Road, Suite 430, Milwaukee, WI 53226 39. Subsidiaries continued 40. Contingent liabilities and assets At 31 December 2023 there were no contingent liabilities or contingent assets (2022: nil). 41. Post balance sheet events On 10 January 2024 the Group announced an agreement to combine Informa Tech’s digital businesses with TechTarget to create US-listed New TechTarget. Informa will contribute Informa Tech’s digital businesses and circa $350m of cash for a 57% ownership of New TechTarget. The proposed transaction is expected to complete in the second half of 2024, subject to TechTarget majority shareholder approval and customary regulatory approvals. Annual Report and Accounts 2023 Str Gov Financial Statements Inf 226 227

Advisers Auditor PwC 1 Embankment Place London WC2N 6RH UK pwc.co.uk Joint Stockbroker BAML 2 King Edward Street London EC1A 1HQ UK bofaml.com Joint Stockbroker Morgan Stanley 25 Cabot Square London E14 5AB UK morganstanley.com Depository Bank BNY Mellon Depositary Receipts 101 Barclay Street New York NY 10286 US adrbnymellon.com Principal Solicitors Clifford Chance LLP 10 Upper Bank Street London E14 5JJ UK cliffordchance.com Strategic Financial Advisers Goldman Sachs International Plumtree Court 25 Shoe Lane London EC4A 4AU UK goldmansachs.com Communications Advisers Teneo The Carter Building, 11 Pilgrim Street London EC4V 6RN UK teneo.com Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ UK computershare.com Legal notices Notice concerning forward-looking statements This Annual Report contains forward-looking statements. Although the Group believes that the expectations reflected in such forward-looking statements are reasonable, these statements are not guarantees of future performance and are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms ‘expect’, ‘estimate’, ‘forecast’, ‘target’, ‘believe’, ‘should be’, ‘will be’ and similar expressions are intended to identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, those identified under ‘Principal Risks and Uncertainties’ on pages 60 to 66 of this Annual Report. The forward-looking statements contained in this Annual Report speak only as of the date of publication of this Annual Report and the Group therefore cautions readers not to place undue reliance on any forward-looking statements. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any change in the Group’s expectations or any change in events, conditions or circumstances on which any such statement is based. Website Informa’s website informa.com gives additional information on the Group. Information made available on the website does not constitute part of this Annual Report. Additional Information and Where to Find It In connection with the proposed transaction (the ‘proposed transaction’) between Informa and TechTarget, Toro CombineCo, Inc. (‘NewCo’ or, after the completion of the proposed transaction, ‘New TechTarget’) and TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the ‘SEC’), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of NewCo (the ‘Proxy Statement/Prospectus’). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, NewCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab ‘Financials’ on the ‘Investor Relations’ page of TechTarget’s internet website at TechTarget.com or by contacting TechTarget’s Investor Relations Department at investor@TechTarget.com. Participants in the Solicitation Informa, TechTarget, NewCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at informa.com/investors and in the National Storage Mechanism at data.fca.org.uk/#/nsm/ nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/ Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Cautionary Note Regarding Forward-Looking Statements This communication contains ‘forward-looking’ statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words ‘may,’ ‘will,’ ‘should,’ ‘potential,’ ‘intend,’ ‘expect,’ ‘endeavor,’ ‘seek,’ ‘anticipate,’ ‘estimate,’ ‘overestimate,’ ‘underestimate,’ ‘believe,’ ‘plan,’ ‘could,’ ‘would,’ ‘project,’ ‘predict,’ ‘continue,’ ‘target,’ or the negatives of these words or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements. Annual Report and Accounts 2023 Str Gov Fin Company Information 242

CBP00019082504183028 Vegetable-based inks Informa is grateful to all the colleagues, teams and partners that have contributed their time and support in the production of this Annual Report. Consultancy, design, and production by Luminous: luminous.co.uk Cover and illustrations created by Bratislav Milenković. bratislavmilenkovic.com All Informa Board member photography on pages 91, 92, 93 and repeated on other pages by Chris Warren at CWA Studios: cwa-studios.com Photography on inside front cover and pages 10, 28, 35, 96, 97, 99 supplied by Pennie Withers at Pennie Withers Photography: penniewithersphotography.co.uk Photos on pages 38 and 50 from Alamy. All other photography contributed by our colleagues and teams across the company. All information in this report is © Informa PLC 2024 and may not be used in whole or part without prior permission. Printed by Pureprint Group, an ISO 14001, FSC® and CarbonNeutral® accredited printing company. This document was printed using its Pureprint® environmental printing technology. 100% vegetable-based inks and a water based coating were used. 99% of the dry waste and 95% of cleaning solvents associated with the production were recycled. This document is printed on Revive 100 Uncoated, a fully recycled material from Denmaur Paper. The carbon produced in the manufacturing process and delivery to Pureprint has been offset with the World Land Trust. The paper and the printing are therefore carbon neutral. Both the paper mill and printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® (FSC®) chain-of-custody certified. The outer cover has not been laminated to make the document 100% recyclable. Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or NewCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and NewCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or NewCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at TechTarget.com or Informa’s website at informa. com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date. Annual Report and Accounts 2023 Str Gov Fin Company Information